April 2, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated April 1, 2013, regarding Energizer Resources Inc. Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012

File No. 000-51151

Ladies and Gentlemen:

This letter responds (on a correspondence basis) to the staff’s comments set forth in the April 1, 2013 letter regarding the above-referenced Form 10-K (as amended) for the fiscal year ended June 30, 2012. For your convenience, the staff’s comments are included below, and we have numbered our responses accordingly. Our responses are as follows:

Staff Comment No. 1.

We note your response to comment 5 in our letter dated March 13, 2013, and we reissue the comment. Please provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related persons as required by Item 404(a)(1) of Regulation S-K. For example, please specify the names of the directors and officers of the company who had or will have a direct or indirect material interest in the transaction discussed in (a) on page 51. Please also specify the basis on which each director and officer is a related person and specify each director’s or officer’s position, relationship with, or ownership in Red Pine Exploration Inc., as applicable.

Energizer’s Response:

Included within this correspondence are the proposed changes, in redline form for ease of review, that we will make to our Company’s Form 10-K/A for your review. Please review these changes and give us an indication as to whether these changes will answer your comment.

Staff Comment No. 2.

We note your response to comment 6 in our letter dated March 13, 2013. Please file the Definitive Joint Venture Agreement in its entirety, including Annexures B and C.

Energizer’s Response:

We have noted your comment and will ensure that our Edgar service provider includes the entire agreement in the next Form 10-K/A filing.

* * * * *

Energizer Resources Inc. hereby acknowledges that:

•	Energizer Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Energizer Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding our response letter, please do not hesitate to contact the undersigned at (416) 364-4911.

Sincerely,

Energizer Resources Inc.

/s/ Peter Liabotis

Peter Liabotis

Senior Vice President and Chief Financial Officer

cc: Jill Arlene Robbins, P.A.

ITEM 13. - CERTAIN RELATionships and related transactions, and director independence

Except as noted under the section entitled “Executive Compensation” and below, none of the following parties, since July 1, 2010, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction with us that has or will materially affect us: (1) any of our directors or officers; (2) any person proposed as a nominee for election as a director; (3) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; (4) any of our promoters; and (5) any relative or spouse of any of the foregoing persons who has the same house as such person.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

The following directors were independent under the independence standards of both the Toronto Stock Exchange and the NYSE Amex during the past fiscal year: Quentin Yarie, Peter Harder and John Sanderson.

Given the size of the Company, the only formal committee in place is an audit committee. The following independent directors serve on the audit committee: John Sanderson, Peter Harder and Quentin Yarie.

The following are the related party transactions of our Company for the year ended June 30, 2012:

a)	The Company incurred a total of $74,550 (June 30, 2011: $59,410) in office administration and rent expense from a public company related by common management, Red Pine Exploration Inc (“RPX:”).
Name	Title at Energizer	Title at Red Pine	Shares Held in RPX	% Ownership of RPX
Kirk McKinnon	Director, CEO & Chairman	Director, CEO & Chairman	6,647,500	4.2%
Craig Scherba	Director, President & COO	Chief Geologist	210,000	0.1%
Richard Schler	Director, Executive VP	Director, Executive VP	5,505,000	3.5%
Peter Liabotis	CFO	CFO	825,000	0.5%
Quentin Yarie	Director	Director, President & COO	1,125,000	0.7%
Brent Nykoliation	Senior VP	Director	1,290,952	0.8%
Total			15,603,452	9.8%

b)	9,600,000 (June 30, 2011: 1,100,000) stock options were issued to related parties during the period with exercise prices between $0.20 and $0.30. These stock options valued at $2,181,213 (June 30, 2011: $237,710) were issued to directors and officers of the Company. The following stock options were received during the year by each related party:
Date of Grant	01-Jul-11	24-Oct-11	01-Dec-11	07-Mar-12	23-May-12
Expiry Date	01-Jul-16	24-Oct-16	01-Dec-16	07-Mar-17	23-May-17
Exercise Price	$0.300	$0.200	$0.210	$0.280	$0.230	TOTAL
Kirk McKinnon	675,000	575,000	650,000	1,420,000	-	3,320,000
Richard Schler	600,000	225,000	200,000	1,340,000	-	2,365,000
Craig Scherba	350,000	200,000	200,000	400,000	-	1,150,000
Jake McKinnon	100,000	135,000	300,000	300,000	-	835,000
Quentin Yarie	300,000	50,000	150,000	300,000	-	800,000
Peter Harder	225,000	25,000	75,000	100,000	-	425,000
John Sanderson	125,000	50,000	50,000	100,000	-	325,000
Johann de Bruin	-	-	-	200,000	-	200,000
Albert Thiess	-	-	-	-	180,000	180,000
TOTAL	2,375,000	1,260,000	1,625,000	4,160,000	180,000	9,600,000

The following two officers became related parties after year end. The stock options received for the year ended June 30, 2012 by each is noted below. These stock options were valued at $522,320 using the Black-Scholes model for valuing options.

Date of Grant	01-Jul-11	24-Oct-11	01-Dec-11	07-Mar-12
Expiry Date	01-Jul-16	24-Oct-16	01-Dec-16	07-Mar-17
Exercise Price	$0.300	$0.200	$0.210	$0.280	TOTAL
Brent Nykoliation	450,000	200,000	200,000	350,000	1,200,000
Peter Liabotis	350,000	200,000	200,000	350,000	1,100,000
TOTAL	800,000	400,000	400,000	700,000	2,300,000
c)	The Company incurred $717,886 (June 30, 2011: $821,338) in administrative, management and consulting fees to directors and officers. Kirk McKinnon received $248,207, Richard Schler received $201,407, Jacob McKinnon received $92,078, Craig Scherba received $105,214 and Julie Lee Harrs, the former president of our Company, received $70,980. In addition, Peter Liabotis received $168,764 and Brent Nykoliaton received $162,085.
d)	The Company incurred $1,137,725 (June 30, 2011: $Nil) in charges from a mining and engineering firm, DRA, in which one of the Company's directors, Johann de Bruin, Pr. Eng, serves as a senior officer and a director for.

The following are the related party balances for the year ended June 30, 2012:

a)	Related party balances of $Nil (June 30, 2011: $168,000) were included in accounts payable and accrued liabilities and $34,319 (June 30, 2011: $37,000) in prepaid expenses.
b)	The Company has recorded a short term loan to a related party company, Red Pine Exploration Inc, a company related by common management,(see Item 10 for management involved in Red Pine Exploration Inc.), listed on the TSX-V totaling $258,416 (June 30, 2011: $Nil). This loan is interest bearing at a rate of 3% and is expected to be paid back in full within the next 12 months. $300,000 was originally loaned during January 2012 and represents the highest outstanding balance. $45,000 has been paid back on the loan since inception up to June 30, 2012, all of it principal. As of October 31, 2012 $220,716 remains outstanding on the balance. $85,000 has been paid since the loan’s inception, all of it principal. Accrued interest due totals $5,716 as at October 31, 2012.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The public may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We maintain a website at http://www.energizerresources.com, (which website is expressly not incorporated by reference into this filing). Information contained on our website is not part of this report on Form 10-K/A.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Minnesota corporation law provides that:

•	a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

•	a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and
•	to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Our articles of incorporation require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suite or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 14. - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Year ended June 30, 2012 and June 30, 2011

Audit Fees: The aggregate fees, including expenses, billed by the Company’s principal accountant in connection with the audit of our financial statements for the most recent fiscal year and for the review of our financial information included in our Annual Report on Form 10-K; and our quarterly reports on Form 10-Q during the fiscal year ending June 30, 2012 was $83,500 CAD (June 30, 2011: $50,925 CAD).

Audit Related Fees: The aggregate fees, including expenses, billed by the Company’s principal accountant for services reasonably related to the audit for the year ended June 30, 2012 were $16,500 CAD (June 30, 2011: $23,690 CAD).

All Other Fees: The aggregate fees, including expenses, billed for all other services rendered to the Company by its principal accountant during year ended June 30, 2012 was $Nil CAD (June 30, 2011: $Nil CAD).

Auditor Independence

Our Board of Directors considers that the work done for us in the year ended June 30, 2012 by MSCM LLP Chartered Accountants is compatible with maintaining MSCM LLP, Chartered Accountants.

Auditor’s Time on Task

All of the work expended by MSCM LLP, Chartered Accountants on our June 30, 2012 audit was attributed to work performed by MSCM LLP, Chartered Accountant’s full-time, permanent employees.